SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           SPECIAL FINANCIAL REPORT(1)

                   Annual Report under Section 13 or 15(d) of
                     the Securities and Exchange Act of 1934
                  For the Fiscal Year Ended September 30, 1998
                        Commission File Number 333-20525


                SICKBAY.COM, INC. (FORMERLY KNOWN AS XETAL, INC.)
                -------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


           UTAH                                               22-2223126
-------------------------------                           -------------------
(State or Other Jurisdiction of                           (I.R.S. Employer
Incorporation or Organization)                            Identification No.)


510 BROADHOLLOW ROAD, SUITE 300, MELVILLE, NEW YORK                   11747
---------------------------------------------------                ----------
     (Address of Principal Executive Offices)                     (Zip Code)


                                 (516) 694-0040
                ------------------------------------------------
                (Issuer's Telephone Number, Including Area Code)


     Check whether the issuer: (1) filed all reports required to be filed by
Section 13 or 15 (d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      YES                        NO  X  (2)
                         ------                    --------

     The Issuer's revenues for the fiscal year ended September 30, 1998 were $33,171,000 and for the fiscal year ended September 30, 1997 were $23,501,000.

----------------

(1) Filed pursuant to Rule 15d-2 promulgated under the Securities Exchange Act of 1934. As per Rule 15d-2, this Report contains only financial statements for the fiscal year ended September 30, 1998 (along with appropriate comparable financial information).

(2)  See Introductory Note.

                                Introductory Note


     On November 16, 1998, a Registration Statement on Form SB-2 filed by the Registrant, a Utah corporation now known as Sickbay.com, Inc. (the "Company"), was declared effective by the Securities and Exchange Commission.

     At the time of effectiveness, the Company was named Xetal, Inc.; references herein to the Company prior to its reorganization, as described below, shall be to Xetal. The Registration Statement related to a proposed underwritten public offering of securities of Xetal, which was never effectuated. The Company has only recently become aware that, since the Registration Statement was not withdrawn, that it has been required to file periodic and other reports under the Securities Exchange Act of 1934. Accordingly, this, and other filings intended to be made concurrently with our subsequent hereto, are expected to bring the Company current in its filing obligations.

     On December 29, 1999, Xetal entered into a Reorganization Agreement (the "Agreement") with Sick-Bay.Com, Inc., a Delaware corporation ("Sick-Bay Delaware"). Pursuant to the Agreement, Xetal spun off its business operations to the existing shareholder base of Xetal by means of a stock dividend of APO Health, Inc. ("APO"), the operating subsidiary of Xetal. The shareholders of Xetal also retained their shares in the Company, while the shareholders of Sick-Bay Delaware received shares of the Company representing over 95% of the Company. Accordingly, the financial and other information contained in this Special Financial Report are reflective of business operations of what is now APO, a privately-held company. In December 1999, concurrently with the execution of the Reorganization Agreement, the Company entered into a non-binding Letter of Intent to acquire all of the assets and business of APO. By virtue of the reorganization, the medical portal business of Sick-Bay Delaware became the business of the Company, and Xetal's name was thereafter changed to Sickbay.com, Inc.

                                   SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SICKBAY.COM, INC.
                                   (formerly known as XETAL, INC.)


Date:      March 10, 2000       By: /s/ MARK BASILE
                                   ---------------------------------
                                   Mark Basile, Chairman, Chief
                                   Executive Officer and Secretary
                                   (principal executive officer)

                                    /s/ ALLEN MOTOLA
                                   -----------------------------------------
Date:      March 10, 2000          Dr. Allen Motola, President and Treasurer
                                   (principal financial and accounting officer)


     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.


Name                                Capacity                         Date
----                                --------                         ----
/s/ MARK BASILE
------------------------             Director                   March 10, 2000
Mark Basile

/s/ ALLEN MOTOLA
------------------------             Director                   March 10, 2000
Dr. Allen Motola


------------------------             Director                           , 2000
Larry Goldman

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                             (FORMERLY XETAL, INC.)
                              FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders
Sickbay.com, Inc. (formerly Xetal, Inc.) and Subsidiaries

We have audited the accompanying consolidated balance sheets of Sickbay.com, Inc. (formerly Xetal, Inc.) and Subsidiaries as of September 30, 1998 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sickbay.com, Inc. (formerly Xetal, Inc.) and Subsidiaries at September 30, 1998 and the results of their operations and their cash flows for each of the two years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.



/s/ LINDER & LINDER
-------------------
Linder & Linder
Certified Public Accountants
Dix Hills, New York
November 23, 1998

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                             (FORMERLY XETAL, INC.)
                           CONSOLIDATED BALANCE SHEETS
                               SEPTEMBER 30, 1998


                                     ASSETS

                                                                  1998
CURRENT ASSETS:                                                ----------
  Cash                                                         $   25,936
  Accounts receivable, less allowance for doubtful
    accounts $94,400                                            2,601,474
  Inventory                                                       976,332
  Due from officers                                               248,274
  Deferred tax asset                                               23,000
  Prepaid and other receivables                                    21,159
                                                               ----------
        TOTAL CURRENT ASSETS                                    3,896,175
                                                               ----------
PROPERTY AND EQUIPMENT - at cost, less
  accumulated depreciation of $82,818                              79,519
                                                               ----------
OTHER ASSETS:
  Goodwill, less accumulated amortization of $30,424              152,915
  Registration costs                                               49,523
  Security deposits                                                24,957
                                                               ----------
        TOTAL OTHER ASSETS                                        227,395
                                                               ----------
        TOTAL ASSETS                                           $4,203,089
                                                               ==========






       See independent auditors' report and notes to financial statement.

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                              (FORMERLY XETAL,INC.)
                           CONSOLIDATED BALANCE SHEETS
                               SEPTEMBER 30, 1998




                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                      1998
CURRENT LIABILITIES:                                              -----------
  Cash overdraft                                                  $  124,453
  Line of credit - bank                                              385,000
  Bankers acceptances                                                227,972
  Accounts payable                                                 1,812,997
  Accrued expenses                                                   654,897
  Loans payable                                                      450,000
  Income taxes payable                                                 6,000
                                                                  ----------
        TOTAL CURRENT LIABILITIES                                  3,661,319
                                                                  ----------
LOANS PAYABLE - former shareholders                                  162,038
                                                                  ----------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.01 par value, 2,000,000 shares
    authorized, -0- shares issued                                         --
  Common stock, $.001 par value, 20,000,000 shares
    authorized, 928,263 issued in 1998                                   928
  Additional paid-in capital                                         614,012
  Retained earning (deficit)                                        (235,208)
                                                                  ----------
        TOTAL STOCKHOLDERS' EQUITY                                   379,732
                                                                  ----------
        TOTAL ASSETS                                              $4,203,089
                                                                  ==========








       See independent auditors' report and notes to financial statement.

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                             (FORMERLY XETAL, INC.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED SEPTEMBER 31, 1998 AND 1997



                                                              1998             1997
                                                         ------------       ------------
  Revenues                                               $33,170,600        $23,500,981
  Cost of revenues                                        29,987,343         21,027,226
                                                         -----------        -----------

        GROSS PROFIT                                       3,183,257          2,473,755
                                                         -----------        -----------

OPERATING EXPENSES:
  Selling expenses                                         1,335,930          1,049,201
  General and administrative expenses                      1,403,554          1,212,929
                                                         -----------        -----------
        TOTAL OPERATING EXPENSES                           2,739,484          2,262,130
                                                         -----------        -----------
Income from operations                                       443,773            211,625

OTHER EXPENSES:
  Interest expense - net                                     162,083            227,290
                                                         -----------        -----------
        INCOME (LOSS) BEFORE PROVISION
          (BENEFIT) FOR INCOME TAXES                         281,690            (15,665)

Provision (benefit) for income taxes                         (29,000)                 -
                                                         -----------        -----------
        INCOME (LOSS) BEFORE
          EXTRAORDINARY ITEM                                 310,690            (15,665)

Extraordinary item - forgiveness of debt; net of
  taxes of $12,000                                            36,533                 --
                                                         -----------        -----------
        NET INCOME (LOSS)                                $   347,223        $   (15,665)
                                                         ===========        ===========
Earnings per Common Share:
  Income from continuing operations before
    Extraordinary item                                   $      0.33        $     (0.02)
  Extraordinary item                                            0.04                  -
                                                         -----------        -----------

        NET INCOME                                       $      0.37        $     (0.02)
                                                         ===========        ===========


       See independent auditors' report and notes to financial statements

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                             (FORMERLY XETAL, INC.)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997



                                              COMMON STOCK        ADDITIONAL
                                        ----------------------     PAID IN     RETAINED
                                          SHARES        AMOUNT     CAPITAL     EARNINGS
                                          ------        ------     -------     ---------
Balance, September 30, 1996             $ 728,263    $     728    $ 589,212    $(566,766)

Issuance of stock in conjunction with
  bridge loan                             200,000          200       24,800         --

Net loss - 1997                              --           --           --        (15,665)
                                        ---------    ---------    ---------    ---------
Balance, September 30, 1997               928,263          928      614,012     (582,431)

Reverse stock split                      (464,131)        (464)         464         --

Retroactive rescinded reverse
  stock split                             464,132          464         (464)        --

Net income - 1998                            --           --           --        347,223
                                        ---------    ---------    ---------    ---------
Balance, September 30, 1998             $ 928,263    $     928    $ 614,012    $(235,208)
                                        =========    =========    =========    =========




       See independent auditors' report and notes to financial statements.

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                             (FORMERLY XETAL, INC.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                           1998           1997
                                                       -----------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                    $ 347,223    $   (15,665)
  Adjustment to reconcile net loss to net cash flows
  from operating activities
    Depreciation                                          16,604         15,284
    Amortization                                          12,223         12,123
    Bad debts                                             36,580         16,820
    Deferred taxes                                       (23,000)          --
    Write-off of joint venture                            23,800          3,047
    Common stock issued with notes payable                  --           25,000
    Gain on forgiveness of debt                          (48,533)          --
    Write-off of registration costs                         --             --
  Changes in operating assets and liabilities
    (Increase) decrease in assets:
    Accounts receivable                                 (104,964)    (1,387,208)
    Inventories                                           24,887        287,059
    Prepaids                                              43,840         23,579
   Increase (decrease) in liabilities:
    Accounts payable                                     225,833        522,573
    Accrued expenses                                     348,113         11,041
    Income taxes payable                                   6,000           --
                                                       ---------    -----------
        CASH FLOWS PROVIDED BY (USED IN)
          OPERATING ACTIVITIES                           908,626       (486,347)
                                                       ---------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Increase in security deposits                          (20,000)          --
  Due from officers                                     (150,325)       (31,869)
  Purchase of property and equipment                        --          (33,529)
  Acquisition of registration costs                         --          (49,523)
  Proceeds from joint venture                               --            1,200
                                                       ---------    -----------
        CASH FLOWS (USED IN) INVESTING ACTIVITIES       (170,325)      (113,721)
                                                       ---------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Bank overdraft                                          78,258         46,194
  Borrowings under line of credit - net                 (579,292)       (85,371)
  Borrowings from acceptances payable - net             (247,624)       350,938
  Payment of note payable                                 (1,042)       (11,458)
  Loans payable                                          (15,000)       250,000
  Payment loans payable - former shareholder                --          (86,000)
  Accrued salaries - net of cash                            --            7,678
                                                       ---------    -----------
        CASH FLOWS PROVIDED BY (USED IN)
          FINANCING ACTIVITIES                          (764,700)       471,981
                                                       ---------    -----------
Net increase (decrease) in cash                          (26,399)      (128,087)

CASH, BEGINNING                                           52,335        129,250
                                                       ---------    -----------
CASH, ENDING                                           $  25,936    $     1,163
                                                       =========    ===========

       See independent auditors' report and notes to financial statements.

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                             (FORMERLY XETAL, INC.)
                      CONSOLIDATED STATEMENT OF CASH FLOWS
           FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997 (CONTINUED)





                                        1998            1997
                                      ---------       ---------
SUPPLEMENTAL DISCLOSURE:
CASH PAID DURING THE YEAR FOR:
  Interest                            $159,790        $155,405
                                      ========        ========
  Taxes                               $  --           $   --
                                      ========        ========





       See independent auditors' report and notes to financial statements.

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                             (FORMERLY XETAL, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A.   NATURE OF BUSINESS

          Insurance Kingdom Agency, Inc. ("IKA"), an inactive company, was organized under the laws of the State of Utah. Effective September, 1994, IKA acquired Xetal, Inc., an operating company. Xetal, Inc. changed its name to APO Health, Inc., ("APO Health). IKA changed its name to Xetal, Inc., a Utah Corporation, ("Xetal" and collectively the "Company"). APO Health is a wholesale distributor of medical supplies and sells predominantly to medical distributors, dentists and doctors throughout the United States. Approximately 80% of the Company's sales are to distributors of medical supplies.

          The acquisition has been accounted for by the purchase method under business combinations and treated as a reverse acquisition. Such transaction treats the acquisition as if APO Health acquired IKA and reflects the fair market value of IKA's net assets on the date of acquisition. In addition, APO Health changed its year end to September 30th.

          Effective to the acquisition, previously taxed profits, amounting to $248,038, due to the former shareholders of APO Health, and included in retained earnings, were transferred to loans payable to former shareholders. The loans are non-interest bearing and are without terms for repayment. During fiscal year 1997, APO Health repaid $86,000 to the former shareholders.

          The accompanying consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

     B.   INVENTORY

          Merchandise inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

     C. PROPERTY AND EQUIPMENT

          Property and equipment is stated at cost. Depreciation is provided for on the straight-line method over the estimated useful life.

     D.   USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

     E.   INCOME TAXES

          Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

          The Company and its subsidiaries file consolidated tax returns.

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                             (FORMERLY XETAL, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998



NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     F.   INTANGIBLES

          Customer lists acquired were amortized over a three year period and have been fully amortized. Registration costs and other costs related to the offering are deferred and are offset against the proceeds received from successful securities offerings. Registration costs and other costs related to the offering for unsuccessful offerings are charged as period costs. Costs associated with the companies acquired are capitalized and included in the purchase price of such acquisition. Costs associated with unsuccessful acquisitions are expensed. Goodwill represents the excess of the cost of companies acquired over the fair value of their net assets at the date of acquisition and is being amortized on the straight-line method over 15 years.

     G.   EARNINGS PER SHARE

          Earnings per share amounts are based on the weighted average number of shares outstanding. Potential common stock equivalents have not been included in the earnings per share computation because of their anti-dilutive effect.

NOTE 2. BUSINESS COMBINATIONS

     A.   UNIVERSAL MEDICAL DISTRIBUTORS, INC.

          On March 31, 1996, XETAL acquired Universal Medical Distributors, Inc., ("Universal"), in a business combination accounted for as a purchase. Universal is primarily engaged in the business of distributing veterinary supplies. The results of operations of Universal are included in the accompanying financial statements since the date of acquisition. The total cost of the acquisition, which included cash of $65,000, issuance of 10,000 shares of the Company's common stock and the assumption of the net liabilities of Universal exceeded the fair value of the net assets of Universal by $179,339.

     B.   DENTAL ALTERNATIVES, INC.

          During July, 1996, XETAL acquired Dental Alternatives, Inc., ("Alternatives"), an inactive company owned by a major shareholder of XETAL. The acquisition was accounted for in a business combination of entities under common control which has been accounted for in a manner similar to a pooling of interests. XETAL acquired trademarks and marketing rights of products developed by Alternatives through the exchange of 400,000 shares of the Company's common stock for all of the outstanding stock of Alternatives.

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                             (FORMERLY XETAL, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

NOTE 3. LOANS PAYABLE

        In conjunction with financing a private placement or public offering, APO Health borrowed $50,000 from two individuals. Such borrowing is non-interest bearing and will be repaid from the proceeds of the placement or offering.

        In January, 1996, Xetal issued an aggregate of $250,000 principal amount of promissory notes to certain investors to provide interim working capital to the Company. The notes bear interest at 10% per annum and are due and payable, upon the earlier of (i) December 15, 1996 or (ii) the consummation of an offering.

        In connection with the financing, Xetal retained the services of an underwriter to obtain additional financing through a public offering. Effective May 10, 1996, Xetal and the underwriter terminated their agreement. As part of the termination agreement, the underwriter was issued warrants to purchase an aggregate of 12,500 shares of common stock at a price of $7.50 exercisable through January 3, 2003.

        In June, 1996, Xetal retained the services of a new underwriter to facilitate the public offering to provide the Company with working capital.

        During the period from November, 1997 through January 1998, Xetal issued an aggregate of $250,000 principal amount of 8% promissory notes to certain investors to provide the Company with interim working capital. The promissory notes mature upon the earlier of (i) 12 months from the date of issuance or (ii) the consummation of an offering. Interest payable monthly commences one month from the date of the issuance of the notes. In addition, the investors received 20,000 shares of common stock and a warrant for each $25,000 unit acquired. Each warrant entitles the investor to purchase up to 250,000 shares of the Xetal's common stock at a price equal to 100% of the public offering price or $5.00 per share if the offering is not consummated.

        Interest on the notes has been accrued since inception. During fiscal 1998, the Company settled its indebtedness with one investor. The transaction resulted in an extraordinary gain of $48,533, net of income taxes of $12,000.

NOTE 4. CREDIT FACILITY

        In September 1999, APO Health renewed its credit facility with the financial institution. The facility is for working capital and the purchase of inventory. The credit facility provides for a $2,000,000 secured working capital facility for letters of credit and bankers acceptances with a sub-limit of $1,000,000 for own note borrowings. Interest is payable monthly, at the bank's prime rate plus 1%.

        The credit facility is scheduled to mature on March 31, 2000. At such time, the bank will review the credit basis of APO Health to determine whether to extend the facility. The facility is secured by substantially all of the Company's assets and personally guaranteed by its stockholders. In addition, the obligation due to the former shareholders in the amount of $162,038 is subordinated to the bank's borrowing. (See note 1)

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                             (FORMERLY XETAL, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998





NOTE 5. INCOME TAXES

        Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. The primary source of temporary differences is the use of the allowance method for bad debts for financial accounting and direct write-off method for tax purposes.

        The components of deferred taxes as of September 31, 1998 are as follows:

                                                                   1998
                                                                 --------
          Allowance for doubtful accounts                        $23,000
          Depreciation                                              --
                                                                 -------

               NET                                               $23,000
                                                                 =======

        For the years ended September 30, 1998 and 1997 the provisions for income taxes (benefits) consist of the following:

                                                          1998         1997
                                                        ---------    -------
        Current                                         $ 151,000    $   --
        Utilization of net operating loss carryover      (157,000)       --
        Deferred                                          (23,000)       --
                                                        ---------    -------
               PROVISION (BENEFIT) FOR
                 INCOME TAXES                           $ (29,000)   $   --
                                                        =========    =======

        A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

                                                            1998        1997
                                                         ----------   --------
        Computed at the expected statutory rate          $ 123,000    $   --
        Benefit of net operating loss carryover           (157,000)       --
        State income tax - net of federal tax benefit       40,000        --
                                                         ---------    --------

               INCOME TAX EXPENCE--
                 EFFECTIVE RATE                          $   6,000    $   --
                                                         =========    ========

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                             (FORMERLY XETAL, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998


NOTE 6. COMMON STOCK

        In fiscal 1998, the Board of Directors of the Company authorized a 1-for-2 stock split. A certificate of a amendment effectively such reverse stock split was not filed until December 10, 1999, and on December 22, 1999, a further certificate of amendment was filed retroactively rescinding the reverse stock split.

        During fiscal 1997, the Company issued 200,000 shares of its common stock to certain investors, pursuant to the bridge financing. (See Note 3)

NOTE 7. COMMITMENTS AND CONTINGENCY

     A. DEFINED CONTINGENCY PENSION PLAN

        January, 1993, APO Health established a profit sharing plan. All full time employees, as defined in the plan, are eligible. Contributions to the plan are discretionary. Pension expense for the years ended September 30, 1998 and 1997 were $-0- and $-0-, respectively.

     B. LEASES

        Effective November 15, 1994, an affiliated company, whose shareholders are the officers of the Company, entered into a 5 year agreement to lease a 9800 square foot facility to house its operations. Under the terms of the lease, the Company will pay for all real estate tax increases and any repairs to the property. The Company has a month to month lease with similar terms with this affiliate. During 1999, the Company renewed the lease for which it will expire September 30, 2004.

        In October, 1999, APO Health leased a sales office from its major shareholder. The terms of the lease provide for an annual rental of $9,000 and the lease term expires September 30, 2001

        Future minimum rental payments are as follows:

                   Year Ending
                   September 30,
                   -------------
                       1999                    $51,500
                       2000                     62,900
                       2001                     65,300
                       2002                     58,800
                       2003                     61,250
                       2004                     63,700

         For the years ended September 30, 1999, 1998 and 1997, rent expense amounted to $53,752, $56,362 and $50,212, respectively.

                       SICKBAY.COM, INC. AND SUBSIDIARIES
                             (FORMERLY XETAL, INC.)
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

NOTE 7. COMMITMENTS AND CONTINGENCY (CONTINUED)

     C.   CONCENTRATION OF CREDIT RISK

          APO Health maintains bank accounts in several financial institutions. Each financial institution is insured up to $100,000 by the Federal Depository Insurance Corporation.

     D.   LETTERS OF CREDIT

          The Company has letters of credit outstanding of $275,323 for purchases to be delivered after September 30, 1999.

     E.   EMPLOYMENT AGREEMENTS

          The Company has entered into employment agreements with its principal officers through December 31, 1998. The agreements will automatically be renewed and extended for up to five consecutive one year periods. The terms provide for a minimum annual salary of $125,000 with adjustments for cost-of-living changes and incentives based on gross revenues and development of new products. In addition, the agreement provides for warrants to be issued based on the incentives. At September 30, 1998 and 1997, the officers waived certain terms of their agreement for additional compensation based on salary and incentives.

NOTE 8. EARNINGS PER SHARE

          The following data show the amounts used in computing earnings per share and the effect on income and the weighted average number of shares of dilutive potential common stock. The number of shares used in the calculation reflects the elimination of the previously authorized 1:2 reserve stock split approved by the Board of Directors on December 23, 1999.

                                                            September 30,
                                                      -----------------------
                                                        1998           1997
                                                      --------       --------
          Earnings
            Income applicable to common stock         $347,223       $(15,665)
                                                      ========       ========

          Shares
            Weighted average number of common
              shares outstanding                       928,263        913,630
                                                      ========       ========

          Earnings per Share
            Basic and fully dilutive                  $   0.37       $  (0.02)
                                                      ========       ========

                                    PART III


ITEM 13. EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULE.


(a)  The following documents are filed as part of this report.


                                                                        PAGE
                                                                        ----
1.   Financial statements:

        Report of Independent Certified Public Accountants              F-1

        Balance Sheets as of September 30, 1999 and 1998              F-2--F-3

        Statements of Operations for the years ended
        September 30, 1999, 1998 and 1997.                              F-4

        Statements of Changes in Stockholders' Equity
        for the years ended September 30, 1999, 1998 and 1997.          F-5

        Statements of Cash Flows for the years ended
        September 30, 1999, 1998 and 1997.                            F-6--F-7

        Notes to Consolidated Financial Statement                     F-8--F-13